Exhibit 99.2

PRESS RELEASE

TRIPLE P REPORTS FIRST QUARTER 2004 RESULTS

•                  Weak market and restructuring leads to lower revenues and a small loss

•                  Strengthening of the sales and marketing organization

May 6, 2004 — Vianen, The Netherlands. Triple P N.V. (NASDAQ SCM: TPPP), announces that it closed the first quarter of 2004 with net revenues of € 17.3 million and a net loss of € 262,000.

Following the restructuring in the last six months of 2003, the focus of the first quarter of 2004 was on the changes and strengthening of the sales and marketing organization.  In this context, Triple has appointed Willem Jan Scholten as director of sales and made various personnel changes.

“Although the process of strengthening the sales and marketing organization has just started, the results are already visible”, according to the recently hired director of sales Willem Jan Scholten. “In March and April, order intake increased strongly compared to the first two months of the year. This increase provides evidence that our revised strategy is off to a promising start. However, it will be a few months before the full effects are reflected in financial results”.

The implemented strategy focuses on activities with a higher contribution margin. The company will increasingly concentrate on information and communication technology (“ICT”) management services and on improving the critical ICT processes for its customers with the aim to lower the total cost of ownership of ICT systems.

As a result of these organizational changes, coupled with the continuing weak market, the upward trend in net revenues that had been evident in 2003 has been interrupted. Compared with the first quarter of 2003, net revenues fell by 17% in the same period in 2004.

Margins on the sales of systems are reasonably stable. However, overall gross margins were impacted by the lower net revenues, which resulted in operational expenses representing a greater percentage of revenue than in prior periods.  Gross margin accordingly fell from 17.2% in the first quarter of 2003 to 16.7% in the same period in 2004.

Key figures for the first quarter	1st quarter	1st quarter
(amounts in millions of euros unless otherwise indicated)	2003	2004	Diff.
	EUR	EUR	%
Net revenues	20.8	17.3	-17%
Gross margin	17.2%	16.7%	-3.4%
Operating expenses*	3.3	3.1	-6.9%
Net profit/loss	0.2	(0.3)	n/a

*includes a restructuring charge of € 157,000 for 2003 and € 364,000 for 2004.

“Now the restructuring has almost been completed, it is time to concentrate on the future of Triple P”, said CEO H. Crijns. “In the coming period, we will focus on investments in knowledge and skills to further implement our strategy. With the more focused approach to the market, revenues and gross margins will improve”, is how Mr. Crijns formulates the targets of Triple P for the coming months.

About Triple P	Contact

Triple P (Nasdaq SCM: TPPP) designs, supplies, builds and manages ICT-solutions that in an efficient way contribute to your company’s results. The three p’s - people performance and partnership - are the basis for long-lasting and successful relationships with our customers.

This release contains a number of forward-looking statements based on current expectations.  Actual results may differ materially due to a number of factors which include, but are not limited to: overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel and fierce competition. For a more thorough discussion of these risks and uncertainties, see the company’s filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.

Triple P NV
P.O. Box 245
4130 EE Vianen
The Netherlands

Tel: +31 347 353650
Fax: +31 347 353666
email: info@triple-p.nl
www.triple-p.nl

- Tables follow -

TRIPLE P N.V.

CONSOLIDATED BALANCE SHEETS

 (in thousands except per share amounts)

	December 31	March 31
	2003	2004
	EUR	EUR
	(unaudited)	(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	5,732	5,381
Restricted cash	462	12

Accounts receivable	9,888	8,823
Inventories	1,255	1,610
Prepaid expenses and other current assets	1,615	1,811
Total current assets	18,952	17,637

NON-CURRENT ASSETS:
Property and equipment, at cost	2,564	2,594
Less: accumulated depreciation and amortization	1,265	1,411
Net property and equipment	1,299	1,183
Total non-current assets	1,299	1,183
Total assets	20,251	18,820

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term part of long-term liabilities	322	127
Accounts payable	7,176	6,681
Accrued liabilities	4,865	4,031
Customer deposits	622	(40)
Deferred revenue	3,767	4,995
Restructuring reserve	205	—
Total current liabilities	16,957	15,794

LONG-TERM LIABILITIES:
Pension obligations	424	424
Other long-term liabilities	143	137
Total long-term liabilities	567	561
Total liabilities	17,524	16,355

SHAREHOLDERS’ EQUITY:
Common Shares, EUR 0.04 nominal value
Authorised — 43,750,000 Outstanding — 30,469,345	1,219	1,219
Additional paid-in capital	53,293	53,293
Accumulated deficit	(51,556)	(52,047)
Accumulated other comprehensive loss	(229)	—
Total shareholders’ equity	2,727	2,465
Total liabilities and shareholders’ equity	20,251	18,820

TRIPLE P N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Three months Ended March 31	Three months Ended March 31
	2003	2004
	EUR	EUR
	(unaudited)	(unaudited)
Net revenues	20,791	17,255
Cost of revenues	17,207	14,381
Gross profit	3,584	2,874

Sales and marketing expense	2,252	1,769
General and administrative expense	927	974
Restructuring charge	157	364
Total operating expenses	3,336	3,107

Operating income	248	(233)

Interest income (expense)	(44)	(9)
Other, net	19	(20)
Total other income (expense), net	(25)	(29)

Net income	223	(262)

Net Income per share:
Basic	0.01	(0.01)
Diluted	0.01	(0.01)

Weighted average shares outstanding:
Basic	30,469	30,469
Diluted	30,469	30,469